EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended		Years Ended December 31
	Sept 30, 2002	Sept 30, 2001	2001	2000	1999	1998	1997
Fixed Charges:
Interest charges	$23,248	$16,263	$21,446	$6,838	$6,632	$8,068	$11,020
Interest portion of rent expense	64	41	56	15	30	22	32

Total fixed charges	$23,312	$16,304	$21,502	$6,853	$6,662	$8,090	$11,052

Earnings:
Earnings	$(2,310)	$3,134	$1,870	$15,528	$7,782	$4,306	$(5,513)
Interest charges	23,248	16,263	21,446	6,838	6,632	8,068	11,020
Interest portion of rent expense	64	41	56	15	30	22	32

Total earnings	$21,002	$19,438	$23,372	$22,381	$14,444	$12,396	$5,539

Ratio of earnings to fixed charges	—	1.2x	1.1x	3.3x	2.2x	1.5x	—